Ex-12c


                                                     Idaho Power Company
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements
                                                                                                                 Twelve Months
                                                Twelve Months Ended December 31,                                     Ended
                                                     (Thousands of Dollars)                                       September 30,
                                                   1992         1993         1994         1995         1996          1997
Computation of Ratio of Earnings to
  Fixed Charges:
    Consolidated net income.....................  $59,990      $84,464      $74,930      $86,921      $90,618         $89,785

Income taxes:
    Income taxes (incl amounts charged
     to other income and deductions)............   24,601       38,057       35,307       49,498       51,316          47,465
    Investment tax credit adjustment............   (1,439)      (1,583)      (1,064)      (1,086)         776          (1,062)
          Total income taxes....................   23,162       36,474       34,243       48,412       52,092          46,403

Income before income taxes......................   83,152      120,938      109,173      135,333      142,710         136,188

Fixed Charges:
    Interest  on long-term debt.................   53,408       53,706       51,172       51,147       52,165          53,197
     expense and premium - net..................      392          507          567          567          594             643
    Interest on short-term bank loans...........      647          220        1,157        3,144        2,269           2,657
    Other interest..............................    1,011        2,023        1,538        1,598        2,319           2,953
    Interest portion of rentals.................      683        1,077          794          925          991             949

          Total fixed charges...................   56,141       57,533       55,228       57,381       58,338          60,399
    Supplemental increment to fixed charges*  ..    2,487        2,631        2,622        2,611        2,600           2,603

          Supplemental fixed charges............   58,628       60,164       57,850       59,992       60,938          63,002
    Preferred dividends requirements............    7,611        8,547       10,682       12,392       12,146           9,071
          Total supplemental fixed charges
           and preferred dividends..............   66,239       68,711       68,532       72,384       73,084          72,073

Supplemental Earnings  - as defined............. $141,780     $181,102     $167,023     $195,325     $203,648        $199,190

Supplemental Ratio of earnings to fixed
   charges and preferred dividends..............    2.14x        2.64x        2.44x        2.70x        2.79x           2.76x

<F2>
* Explanation of increment:                                                                                      Exhibit 12-C
  interest on the guaranty of American Falls District bonds
  and Milner Dam Inc. notes which are already included in operating expense.